Boase Cohen & Collins
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PARTNERS
Colin Cohen MH, B.A. (Hons), LL.M. (Cantab), FHKIArb., Notary Public
Alex K S Liu LL.B. (Hons), MBA
Usha Casewell LL.B. (Hons)
Teddy Y W Lam LL.B. (Hons)
Fiona C L Chan LL.B. (Hons), LL.M (Hons)
Lisa W Y Wong BMedSci (Hons), LL.B. (Hons), LL.M.
Jeffrey H W Chan LL.B. (Hons)
CONSULTANTS
Melville T C Boase LL.B. (Hons), Notary Public
Charles Cook B.A. (Hons)
Michael Jackson LL.B. (Hons) Auck, LL.M. (BrCol)
Ai-Leen Lim LL.B. (Hons)
Rhonda Tin LL.B. (Hons)
Lawrence S H Yeung LL.B., LL.M., PhD
ASSISTANT SOLICITORS
Susan Cheung LL.B. (Hons)
Patrick K M Chan B.Sc, M.Sc, JD
Catherine S F Lau BBA (LAW) (Hons), LL.B. (Hons)
~~Pauline H Y Wong BA, LL.B. (Hons)~~
Alice Cabrelli LL.B. (Hons)
Allison Y Y Lee B.Maths, M.Sc, JD
Fiona W L So LL.B. (Hons)
Henry K C Siu BSc, JD

2303-7 Dominion Centre
43-59 Queen's Road East
Hong Kong
香港灣仔皇后大道東43至59號
東美中心23樓2303至2307室
General Line: (852) 3416-1711
Telefax: (852) 2529-5035
DX-225056 Wanchai 1
Email: partners@boasecohencollins.com
Website: www.boasecohencollins.com

Our Ref:　AL/K0448/21206/16

Your Ref:

Please contact:　Alex Liu

Direct Telephone:　3416 1888

14ᵗʰ April 2016

Ksdaq Inc.,
4/F, The Mark,
164 Wai Yip Street,
Kwun Tong, Kowloon,
Hong Kong.
<u>Attn: Mr. Allen Au</u>

By Email
(allen.au@ksdaq.com)
and By Post

Dear Sirs,

Re: Legal opinion

Introduction

1. We are instructed by Ksdaq Inc. (the "**Client**").

2. The partner in charge of providing this opinion, Mr. Alex Liu, is duly licensed to practise law in Hong Kong as a solicitor.

3. We are instructed that the Client is making an application to the Securities and Exchange Commission ("**SEC**") of the United States of America (the "**US**") as a

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nonresident funding portal under the Securities Exchange Act of 1934, and pursuant to rule 400(f) of Regulation Crowdfunding it requires an opinion of counsel in relation to the matters detailed in paragraph 4 below.

4.　We have been instructed to provide this opinion.

Instructions

5.　We are asked to provide an opinion on:

5.1.　whether the Client can, as a matter of law, provide the SEC and any registered national securities association of which the client becomes a member with prompt access to the books and records of the Client; and

5.2.　whether the Client can, as a matter of law, submit to onsite inspection and examination by the SEC and any registered national securities association of which the Client becomes a member.

6.　We are instructed and will assume for the purposes of this opinion that the following are correct:

6.1.　The Client is incorporated in Delaware in the US;

6.2.　The Client's principal place of business is in Hong Kong;

6.3.　The Client is a registered non-Hong Kong company within the meaning of the Companies Ordinance (Cap 622) of the laws of Hong Kong. The Client was so registered with the Hong Kong Companies Registry pursuant to section 776 of the Companies Ordinance;

6.4.　The Client's business shall be registered with the US SEC and the Financial Industry Regulatory Authority ("**FINRA**");

6.5.　The Client's business involves raising capital for companies in the US and not in Hong Kong. This business will be carried out via a website known as Ksdaq.com;

6.6.　Only US companies will raise funds via Ksdaq.com, and only US investors will invest in securities offered on Ksdaq.com; and

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6.7. The Client shall be a crowdfunding intermediary.

7. We have obtained and relied on legal advice from The Stewart Law Firm, lawyers practising in Delaware, the United States in the preparation of this opinion. We are advised, inter alia, that:

7.1. A separate opinion of counsel in relation to US law is not required for the purpose of the Client's application;

7.2. The Client meets the definition of a "nonresident funding portal" under the Securities Exchange Act of 1934, as amended;

7.3. For the purpose of this opinion, it is necessary to address:

7.3.1. Recital of underlying facts;

7.3.2. Whether, under Hong Kong law, the Client can meet its obligations to provide prompt access and onsite inspection rights to the SEC and FINRA, or whether there are prohibitions against allowing foreign government agencies access;

7.3.3. Legal and regulatory basis for our opinion; and

7.3.4. Whether there is any information sharing arrangement in place between the SEC and the regulator in the non-US jurisdiction, such that the SEC has the ability to obtain information and secure the cooperation of the home jurisdiction regulator according to established procedures and protocols, and thereby minimize challenges arising from oversight of overseas entities.

Applicable laws and principles in Hong Kong

8. We understand that "books and records" mean the funding portal business records of the Client.

9. As a non-Hong Kong company required to be registered, the Client is bound by provisions in the Companies Ordinance Part 16. There are no limitations under Part 16 on the provision of accounts to other persons or authorities. In fact, Part 16 section 789 clearly contemplates that a registered non-Hong Kong company's accounts may have to be published or delivered for inspection in a jurisdiction that

3

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is not Hong Kong. It provides that such published accounts shall also be delivered to the Companies Registry:

(1) This section applies if a registered non-Hong Kong company is required to publish its accounts, or to deliver copies of its accounts to any person in whose office the accounts may be inspected as of right by members of the public—

(a) by the law of its place of incorporation; or

(b) by either of the following, but not by the law of its place of incorporation—

(i) the law of any other jurisdiction where it is registered as a company;

(ii) the rules of any stock exchange or similar regulatory bodies in that jurisdiction.

(2) When the registered non-Hong Kong company delivers to the Registrar a return for registration under section 788, it must also deliver to the Registrar for registration—

(a) in the case of subsection (1)(a), a certified copy of its latest published accounts for a period of at least 12 months that comply with the law of its place of incorporation; or

(b) in the case of subsection (1)(b), a certified copy of its latest published accounts for a period of at least 12 months that comply with any of the law or rules mentioned in subparagraphs (i) and (ii) of that subsection.

10. Further, there are no requirements under Part 16 to redact certain information prior to publishing or delivering for inspection these accounts, or to withhold certain records.

11. There are also no limitations under Part 16 for the Client to submit to onsite inspection and examination by other authorities.

12. The Securities and Futures Commission ("**SFC**") is a statutory body established by the Securities and Futures Ordinance (Cap 571) ("**SFO**"). It regulates Hong Kong's securities and futures markets. Its regulatory objectives include, inter alia, to provide protection for the investing public and to minimize crime and misconduct in the markets. It has investigative, remedial and disciplinary powers.

13. There are no restrictions in the SFO on the Client's disclosure of its own accounts. Neither are there any restrictions in the SFO on the Client from submitting to onsite inspection and examination by the SEC, FINRA, or any national securities associations in the US.

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Information sharing arrangements

14. In addition, information sharing arrangements assist the SEC in accessing information about the Client.

15. The SFC acts in cooperation with other regulators in regulatory and enforcement matters. At section 5(1)(h) of the SFO, its stated statutory functions include "to co-operate with and provide assistance to regulatory authorities or organizations, whether formed or established in Hong Kong or elsewhere."

16. In particular, two memoranda of understanding document the arrangements for investigatory assistance and exchange of information between the SFC and the SEC:

16.1. On 5th October 1995, the SFC and SEC signed the Memorandum of Understanding concerning Consultation and Cooperation in the Administration and Enforcement of Securities Laws (the "**1995 MOU**"). The 1995 MOU is still operative.

16.2. Both the SFC and the SEC are current signatories to the International Organization of Securities Commissions Multilateral Memorandum of Understanding concerning Consultation and Cooperation and the Exchange of Information (the "**IOSCO MMoU**"), which was designed to facilitate cross-border enforcement and exchange of information among international securities regulators.

17. Under the 1995 MOU, the SEC can make requests of the SFC for assistance. Clause 3.1.2 provides that:

Assistance available pursuant to this [1995 MOU] includes, but is not limited to:

(a) providing access to information in the files of the [SFC];

(b) taking testimony and statements of persons; and

(c) obtaining information and documents from persons.

18. The SFC may deny a request for assistance where the request would require it to act in a manner that would violate its laws, where the request is not in accordance with the 1995 MOU, or on grounds of public interest. Where the SFC denies a request, it will provide the reasons and consult with the SEC (1995 MOU clause 3.2.3).

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19. As a listed authority in the IOSCO MMoU, the SFC represents that no domestic secrecy or blocking laws or regulations should prevent the collection or provision of specified information (IOSCO MMoU clause 6(b)).

20. The specified information is set out below in clause 7(b):

The assistance available under this [IOSCO MMoU] includes, without limitation:

(i) providing information and documents held in the files of the [SFC];

(ii) obtaining information and documents regarding the matters set forth in the request for assistance [...]

(iii) In accordance with Paragraph 9(d), taking or compelling a [person's] statement, or, where permissible, testimony under oath, regarding the matters set forth in the request for assistance.

21. The SFC may deny a request for assistance where the request would require it to act in a manner that would violate its laws, where the request is not made in accordance with the IOSCO MMoU, on grounds of public interest or essential national interest, or where criminal proceedings have already been initiated in Hong Kong based upon the same facts and against the same persons, or the same persons have already been the subject of final punitive sanctions on the same charges in Hong Kong, unless the SEC can demonstrate that the relief or sanctions sought by the SEC would not be of the same nature or duplicative (IOSCO MMoU clause 6(e)).

Summary

22. Given the nature of the Client's operations in Hong Kong, it is governed by the Companies Ordinance and the SFO. These statutes have no restriction on the Client's provision of its books and records, or its submission to onsite inspection and examination by foreign government agencies. Therefore, we opine that:

    22.1. The Client can, as a matter of law, provide the SEC and any registered national securities association of which the Client becomes a member with prompt access to the books and records of the Client; and

    22.2. The Client can, as a matter of law, submit to onsite inspection and examination by the SEC and any registered national securities association of which the Client becomes a member.

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23. Furthermore, information sharing arrangements, namely the 1995 MOU signed between the SEC and the SFC, and the IOSCO MMoU to which both are parties, assist the SEC in accessing information about the Client. These assist the SEC in securing the cooperation of the SFC according to established procedures and protocols, and thereby minimize challenges arising from oversight of the Client as an overseas entity.

Assumptions and Standard Caveats

24. We only provide this opinion in respect of Hong Kong law.

25. This opinion has been prepared on the basis of the instructions as specified in paragraph 2 above, and the assumptions specified above.

26. This opinion is given in strict confidence and for the benefit of the addressee only and shall not be relied on by any third party without the prior consent of this firm.

Yours faithfully,

BOASE COHEN & COLLINS

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